Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

Conference Call on Result for the 1st quarter 2016

In accordance with the invitation extended to the market participants and regulators and published in the investor relations website of Itaú Unibanco Holding (www.itau.com.br/investor-relations), the company is to hold a conference call today, May 04, 2016, on the result for the first quarter 2016. The information and forecasts presented are based on information available up to the time of the event and involve risks, uncertainties and assumptions that may be beyond our control.

We wish to inform that with respect to the public conference call, Itaú Unibanco Holding provides:

•	Prior to the scheduled starting time (09:30 a.m. in Portuguese and 11:00 a.m. in English):
o	The slides to be presented (also sent to the Brazilian Securities and Exchange Commission - CVM and to BM&FBovespa);
•	Following the scheduled end to the call (11:00 a.m. in Portuguese and 12:30 p.m. in English):
o	Audio replay by calling 5511 31931012 or 5511 28204012, the passwords being 1964762# (Portuguese) and 0027080# (English). The replay will be available immediately following the call until May 10, 2016;
o	The audio format in the Investor Relations site within two hours; and
o	The transcription of the audio replays within a period of five consecutive days.

The public release of this information provides the market with democratic and equitable access, underscoring our commitment to the transparency of our announcements.

São Paulo, May 04, 2016.

MARCELO KOPEL

Investor Relations Officer

1st quarter 2016 – Earnings Review Conference Call Eduardo Mazzilli de Vassimon Executive Vice-President, CFO (Chief Financial Officer) and CRO (Chief Risk Officer) Marcelo Kopel Investor Relations Officer

Highlights Recurring Net Income R$5.2 -9.3% (1Q16/4Q15) billion -9.9% (1Q16/1Q15) Recurring ROE (p.a.) -240 bps (1Q16/4Q15) 19.9% -460 bps (1Q16/1Q15) 12-month ROE was 22.7% Credit Quality 3.9% 40 bps (1Q16/4Q15) NPL 90 90 bps (1Q16/1Q15) NPL 15-90: 3.1% 50 bps (1Q16/4Q15) 20 bps (1Q16/1Q15) Financial Margin with Clients: -4.4% (1Q16/4Q15) and 5.2% (1Q16/1Q15) totaled R$14.8 billion in the quarter Financial Margin with the Market: 36.9% (1Q16/4Q15) and -7.1% (1Q16/1Q15) totaled R$1.7 billion in the quarter Provision for Loan Losses: 18.2% (1Q16/4Q15) and 31.1% (1Q16/1Q15) reached R$7.2 billion in the quarter Fees and Result from Insurance1: -5.7% (1Q16/4Q15) and 4.5% (1Q16/1Q15) reached R$8.7 billion in the quarter Non-Interest Expenses : -8.1% (1Q16/4Q15) and 3.4% (1Q16/1Q15) reached R$10.2 billion in the quarter Efficiency Ratio : 250 bps (1Q16/4Q15) and 20 bps (1Q16/1Q15) reached 43.0% in the quarter and Risk-Adjusted Efficiency Ratio reached 69.9% Credit Portfolio: -5.6% (Mar/16 – Dec/15) and -4.8% (Mar/16 – Mar/15) including private securities -5.3% (Mar/16 – Dec/15) and 4.2% (Mar/16– Mar/15) ¹ Result from Insurance (-) Retained Claims (-) Insurance Selling Expenses 2

Recurring ROE / Recurring ROA Recurring Return on Average Equity (trailing 12 months) Recurring Return on Average Equity (quarterly) Recurring Return on Average Assets – Annualized Itaú Unibanco Holding S.A. 3

Results

In R$ millions	1Q16	4Q15	change		1Q15	change	
Operating Revenues	**25,867**	**26,680**	**(812)**	**-3.0%**	**24,946**	**921**	**3.7%**
Managerial Financial Margin	16,557	16,764	(207)	-1.2%	15,963	594	3.7%
Financial Margin with Clients	14,820	15,495	(675)	-4.4%	14,092	728	5.2%
Financial Margin with the Market	1,737	1,269	468	36.9%	1,871	(134)	-7.1%
Commissions and Fees	7,169	7,645	(476)	-6.2%	6,867	303	4.4%
Result from Insurance [1]	2,141	2,271	(130)	-5.7%	2,117	25	1.2%
Result from Loan Losses	**(6,402)**	**(4,634)**	**(1,768)**	**38.1%**	**(4,455)**	**(1,947)**	**43.7%**
Provision for Loan Losses	(7,231)	(6,116)	(1,115)	18.2%	(5,515)	(1,716)	31.1%
Recovery of Loans Written Off as Losses	829	1,482	(652)	-44.0%	1,060	(231)	-21.8%
Retained Claims	**(394)**	**(406)**	**12**	**-3.0%**	**(368)**	**(26)**	**7.0%**
Operating Margin	**19,071**	**21,639**	**(2,568)**	**-11.9%**	**20,123**	**(1,052)**	**-5.2%**
Other Operating Income/(Expenses)	**(11,926)**	**(12,959)**	**1,033**	**-8.0%**	**(11,602)**	**(324)**	**2.8%**
Non-interest Expenses	(10,215)	(11,119)	904	-8.1%	(9,881)	(334)	3.4%
Tax Expenses and Other [2]	(1,711)	(1,840)	129	-7.0%	(1,721)	10	-0.6%
Income before Tax and Minority Interests	**7,145**	**8,680**	**(1,535)**	**-17.7%**	**8,520**	**(1,375)**	**-16.1%**
Income Tax and Social Contribution	**(1,846)**	**(2,815)**	**969**	**-34.4%**	**(2,607)**	**761**	**-29.2%**
Minority Interests in Subsidiaries	**(64)**	**(92)**	**28**	**-30.4%**	**(105)**	**41**	**-39.2%**
Recurring Net Income	**5,235**	**5,773**	**(538)**	**-9.3%**	**5,808**	**(573)**	**-9.9%**

[1] Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

[2] Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Itaú Unibanco Holding S.A. 4

Results – Brazil and Latin America

Itaú

In R$ millions	1Q16 Consolidated	1Q16 Brazil [1]	1Q16 Latin America (ex-Brazil)	4Q15 Consolidated	4Q15 Brazil [1]	4Q15 Latin America (ex-Brazil)	change Consolidated	change Brazil [1]	change Latin America (ex-Brazil)
Operating Revenues	**25,867**	**24,471**	**1,397**	**26,680**	**25,100**	**1,580**	**-3.0%**	**-2.5%**	**-11.6%**
Managerial Financial Margin	16,557	15,625	932	16,764	15,716	1,048	-1.2%	-0.6%	-11.0%
Financial Margin with Clients	14,820	14,010	810	15,495	14,560	935	-4.4%	-3.8%	-13.3%
Financial Margin with the Market	1,737	1,615	122	1,269	1,156	113	36.9%	39.7%	7.8%
Commissions and Fees	7,169	6,743	426	7,645	7,144	501	-6.2%	-5.6%	-14.8%
Result from Insurance [2]	2,141	2,103	38	2,271	2,240	31	-5.7%	-6.1%	22.4%
Result from Loan Losses	**(6,402)**	**(6,237)**	**(165)**	**(4,634)**	**(4,523)**	**(112)**	**38.1%**	**37.9%**	**47.3%**
Provision for Loan Losses	(7,231)	(7,051)	(180)	(6,116)	(5,983)	(133)	18.2%	17.9%	35.5%
Recovery of Loans Written Off as Losses	829	814	15	1,482	1,461	21	-44.0%	-44.3%	-27.4%
Retained Claims	**(394)**	**(384)**	**(11)**	**(406)**	**(396)**	**(11)**	**-3.0%**	**-3.1%**	**-0.1%**
Other Operating Expenses	**(11,926)**	**(10,982)**	**(944)**	**(12,959)**	**(11,953)**	**(1,006)**	**-8.0%**	**-8.1%**	**-6.1%**
Non-interest Expenses	(10,215)	(9,294)	(921)	(11,119)	(10,153)	(966)	-8.1%	-8.5%	-4.7%
Tax Expenses and Other [3]	(1,711)	(1,688)	(23)	(1,840)	(1,800)	(40)	-7.0%	-6.3%	-41.4%
Income before Tax and Minority Interests	**7,145**	**6,868**	**277**	**8,680**	**8,229**	**452**	**-17.7%**	**-16.5%**	**-38.6%**
Income Tax and Social Contribution	**(1,846)**	**(1,776)**	**(71)**	**(2,815)**	**(2,660)**	**(155)**	**-34.4%**	**-33.2%**	**-54.6%**
Minority Interests in Subsidiaries	**(64)**	**(64)**	**-**	**(92)**	**(92)**	**-**	**-30.4%**	**-30.4%**	**0.0%**
Recurring Net Income	**5,235**	**5,028**	**207**	**5,773**	**5,477**	**296**	**-9.3%**	**-8.2%**	**-30.2%**

	1Q16 Consolidated	1Q16 Brazil [1]	1Q16 Latin America (ex-Brazil)	4Q15 Consolidated	4Q15 Brazil [1]	4Q15 Latin America (ex-Brazil)
Regulatory Capital	106,647	98,265	8,382	106,462	99,062	7,401
Recurring ROE	19.9%	20.7%	11.8%	22.3%	22.8%	17.2%

[1] Includes units abroad ex-Latin America.
[2] Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
[3] Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.
Note: Latin America information is presented in nominal currency.

Itaú Unibanco Holding S.A.

5

Business Expansion in Latin America | *Pro Forma*

Itaú

1Q16 In R$ millions (except where indicated)	Without CorpBanca				With CorpBanca				Increase	
	Chile	Colombia	Other	Latin America (ex-Brazil)	Chile	Colombia	Other	Latin America (ex-Brazil)	Chile	Latin America (ex-Brazil)
Operating Revenues	464	36	897	1,397	848	518	897	2,263	1.8x	1.6x
Managerial Financial Margin	323	35	574	932	616	447	574	1,637	1.9x	1.8x
Commissions and Fees	103	1	322	426	194	71	322	588	1.9x	1.4x
Result from Insurance [1]	38	-	-	38	38	-	-	38	-	-
Result from Loan Losses	(113)	(5)	(47)	(165)	(460)	(229)	(47)	(736)	4.1x	4.5x
Non-interest Expenses	(341)	(23)	(557)	(921)	(741)	(276)	(557)	(1,574)	2.2x	1.7x
Loan Portfolio	42,333	3,434	19,398	65,164	92,766	30,730	19,398	142,893	2.2x	2.2x
Total Assets	54,828	3,569	35,861	94,259	127,897	45,733	35,861	209,491	2.3x	2.2x
Number of Employees (#)	2,485	40	3,599	6,124	6,204	3,709	3,599	13,512	2.5x	2.2x
Branches [2] (#)	97	-	148	245	224	177	148	549	2.3x	2.2x

[1] Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; [2] Includes CSB – Client Service Branches.
Note: Information is presented in nominal currency.

Highlights of Itaú CorpBanca operation:

- **On April 1st, 2016, the merger between Banco Itaú Chile and CorpBanca operations was consummated ("Legal Day One")**
- **Itaú Unibanco and CorpGroup appoint the majority of the members of the board of directors**
- Pursuant to the Shareholders Agreement, the directors appointed by Itaú Unibanco and Corpgroup shall **vote together as a single block according to Itaú Unibanco's recommendation**
- The legal name of the merged entity is "Itaú CorpBanca", notwithstanding **the commercial brand is going to be "Itaú"**
- The merged entity will benefit from **stronger balance sheet structure and capital ratios to support its growth**

Itaú Unibanco Holding S.A.
6

Credit and Trading & Insurance and Services 1Q16 4Q15 change In R$ billions Consolidated Credit and Trading Insurance and Services Excess Capital Consolidated Credit and Trading Insurance and Services Excess Capital Consolidated Credit and Trading Insurance and Services Excess Capital Operating Revenues 25.9 14.7 11.2 0.1 26.7 14.7 12.0 - -3.0% -0.1% -7.0% - Managerial Financial Margin 16.6 12.3 4.2 0.1 16.8 12.2 4.5 - -1.2% 0.8% -7.9% - Commissions and Fees 7.2 2.3 4.8 - 7.6 2.4 5.2 - -6.2% -4.8% -6.9% - Result from Insurance 2.1 - 2.1 - 2.3 - 2.3 - -5.7% - -5.7% - Result from Loan Losses (6.4) (6.4) - - (4.6) (4.6) - - 38.1% 38.1% - - Retained Claims (0.4) - (0.4) - (0.4) - (0.4) - -3.0% - -3.0% - Non-interest Expenses and (12.0) (5.7) (6.3) (0.0) (13.1) (6.3) (6.7) - -8.1% -9.8% -6.6% - Other Expenses Recurring Net Income 5.2 1.9 3.3 0.0 5.8 2.5 3.2 - -9.3% -24.2% 1.1% - Regulatory Capital 106.6 64.8 35.4 6.4 106.5 70.4 34.8 1.3 0.2% -8.0% 1.9% 401.7% Recurring Return 19.9% 11.3% 37.2% 10.9% 22.3% 13.0% 40.9% n.d. -240 bps -170 bps -370 bps n.d. Note: As of 1Q16, we have adopted the Basel III rules in our managerial capital allocation model. Itaú Unibanco Holding S.A. 7

Credit Portfolio

Itaú

In R$ millions, end of period	1Q16	4Q15	change	1Q15	change
Individuals	**184,226**	**187,556**	**-1.8%**	**187,286**	**-1.6%**
Credit Card Loans	54,867	58,542	-6.3%	56,331	-2.6%
Personal Loans	29,159	28,961	0.7%	29,822	-2.2%
Payroll Loans	46,742	45,437	2.9%	44,608	4.8%
Vehicle Loans	18,105	19,984	-9.4%	26,331	-31.2%
Mortgage Loans	35,353	34,631	2.1%	30,194	17.1%
Companies	**264,896**	**288,393**	**-8.1%**	**293,862**	**-9.9%**
Corporate Loans (1)	199,273	219,418	-9.2%	221,026	-9.8%
Very Small, Small and Middle Market Loans (1)	65,622	68,974	-4.9%	72,836	-9.9%
Latin America (2)	**68,362**	**72,125**	**-5.2%**	**62,246**	**9.8%**
Total with Endorsements and Sureties	**517,484**	**548,073**	**-5.6%**	**543,394**	**-4.8%**
Corporate - Private Securities	36,768	37,431	-1.8%	35,202	4.4%
Total with Endorsements, Sureties and Private Securities	**554,252**	**585,504**	**-5.3%**	**578,596**	**-4.2%**
Total with Endorsements, Sureties and Private Securities (ex-foreign exchange rate variation)	**554,252**	**574,163**	**-3.5%**	**586,654**	**-5.5%**
Corpbanca (3)	**77,729**	**81,263**	**-4.3%**	**73,934**	**5.1%**

(1) As of 1Q16, the Very Small, Small and Middle-market companies segment considers clients with sales up to R$200 million (previously up to R$300 million). For this reason, certain clients (those with sales above R$200 million) were reclassified to the Corporate segment and, for comparison purposes, previous periods were reclassified; (2) Excluding the effect of the foreign exchange variation, the growth of this portfolio would have been 1.4% compared to the previous quarter and the same 9.8% when compared to the previous year. (3) Source: SBIF (Superintendency of Banks and Financial Institutions of Chile) and CorpBanca´s Investor Relations.

Itaú Unibanco Holding S.A.

8

Financial Margin with Clients Breakdown Loan Portfolio Mix Change ¹ (%) Corporate Very Small, Small and Middle Market Vehicles Credit Card Personal Loans Latin America Mortgage Loans Payroll Loans ¹ Does not include endorsements and sureties Financial Margin with Clients Breakdown (Quarter) In R$ millions ¹ The effect of foreign exchange rate variation is excluded from balance. Itaú Unibanco Holding S.A. 9

Financial Margin | Annualized average rate Spread-sensitive operations Financial margin with clients Risk-adjusted spread-sensitive operations1 Risk-adjusted financial margin with clients1 CDI (annualized quarterly rate) ¹ After provision for loan losses, net of recoveries. Itaú Unibanco Holding S.A. 10

Financial Margin with the Market In R$ millions Sale of Cetip/BM&FBovespa Shares Financial Margin with the Market 1-year moving average of Financial Margin with the Market (ex-Sale of Shares) The quarterly average Financial Margin with the Market for the past 8 quarters was R$1,462 million. Itaú Unibanco Holding S.A. 11

Credit Quality 15 to 90-day NPL Ratio Individuals Total Corporate Very Small, Small and Middle Market Companies 90-day NPL Ratio Individuals Total Corporate Very Small, Small and Middle Market Companies ¹ In the fourth quarter of 2015, there were transfers of financial assets with no risk retention and with low probability of recovery in the short term, to affiliated company, related to operations of specific economic groups, with a negative effect of R$17 million on net income. Had we not transferred the financial assets, the 90-day NPL of the total portfolio would have reached 3.7% instead of 3.5% and the corporate portfolio ratio would have reached 1.7%. There was no effect on the 15 to 90-day NPL ratio. Itaú Unibanco Holding S.A. 12

Credit Quality 90-day NPL Ratio and 90-day NPL Ratio Excluding Fully Provisioned Credits (%) Individuals Individuals (ex-Fully Provisioned Credits) Companies Companies (ex-Fully Provisioned Credits) NPL creation and Write-off In R$ billion NPL Creation / Loan Portfolio² - Wholesale Banking NPL Creation / Loan Portfolio² - Retail Banking Total Write Off NPL Creation - Wholesale Banking NPL Creation - Retail Banking ¹ Excluding the effects of the financial assets transfer that occurred in June and December 2015, the NPL Creation of the Wholesale Banking segment would have reached R$2.5 billion in Jun-15 and R$2.0 billion in Dec-15. ² Average balance of the loan portfolio considering the last two quarters. Itaú Unibanco Holding S.A. 13

Renegotiated Loan Operations Total Renegotiated Portfolio | Breakdown by Days Overdue* (in R$ billion) Days overdue: measured at the moment of renegotiation Write-off When over 90 days overdue When 31-90 days overdue When up to 30 days overdue When non-overdue * Measured at the moment of renegotiation. Delinquency and 90-day NPL Coverage of Total Renegotiated Portfolio 90-day NPL Balance (R$ billion) 90-day NPL Coverage 90-day NPL Ratio Itaú Unibanco Holding S.A. 14

Provision for Loan Losses by Segment and Coverage Ratio (90-day NPL) In R$ million Retail Banking Wholesale Banking Coverage Ratio (90-day NPL) Itaú Unibanco Holding S.A. 15

Allowance for Loan Losses by Type of Risk Allocation of Allowance for Loan Losses by Type of Risk Expected and/or Potential Loss Related to expected loss in Retail segment and potential loss in Wholesale segment Renegotiation and overdue loans Related to aggravated risk rating of overdue and renegotiated operations Overdue operations according to the Brazilian Central Bank Related to minimum provision required for overdue operations according to CMN Resolution 2,682/1999 In R$ millions Regulatory Breakdown 36,036 Complementary Allowance 10,985 Generic Allowance 8,722 Specific Allowance 16,329 Mar-16 Itaú Unibanco Holding S.A. 16

Commissions & Fees and Result from Insurance In R$ millions 1Q16 4Q15 change 1Q15 change Asset Management ¹ 725 756 (31) -4.1% 662 63 9.5% Current Account Services 1,607 1,623 (16) -1.0% 1,405 203 14.4% Credit Operations and Guarantees Provided 766 840 (74) -8.8% 800 (35) -4.3% Collection Services 371 382 (11) -2.8% 365 6 1.5% Credit Cards 2,998 3,204 (206) -6.4% 2,884 114 3.9% Other 702 840 (138) -16.4% 750 (48) -6.4% Commissions and Fees 7,169 7,645 (476) -6.2% 6,867 303 4.4% Result from Insurance, Pension Plan and Premium Bonds 1,551 1,607 (55) -3.5% 1,482 69 4.7% Total 8,720 9,251 (531) -5.7% 8,349 372 4.5% (-) Result from Other Insurance Activities ² 105 152 (47) -31.1% 85 20 23.8% Total excluding Other Insurance Activities ² 8,616 9,099 (484) -5.3% 8,264 352 4.3% 1 Includes fund management fees and consortia management fees. 2 Other insurance activities include extended warranty, health insurance, other products and our stake in IRB. In R$ millions Commissions and Fees and Result from Insurance Operations* (Commissions and Fees and Result from Insurance Operations*)/(Financial Margin + Commissions and Fees and Result from Insurance Operations*) * Insurance Operations include insurance, pension plan and premium bonds. Itaú Unibanco Holding S.A. 17

Non-Interest Expenses In R$ millions 1Q16 4Q15 change 1Q15 change Personnel Expenses (4,751) (4,899) 148 -3.0% (4,514) (237) 5.2% Administrative Expenses (4,051) (4,558) 507 -11.1% (3,927) (124) 3.2% Personnel and Administrative Expenses (8,802) (9,457) 655 -6.9% (8,441) (361) 4.3% Operating Expenses (1) (1,285) (1,530) 245 -16.0% (1,274) (11) 0.8% Other Tax Expenses (2) (128) (131) 3 -2.6% (165) 37 -22.5% Total (10,215) (11,119) 904 -8.1% (9,881) (334) 3.4% ( - ) Operations Abroad (1,180) (1,239) 59 -4.8% (1,016) (164) 16.2% Total (ex-operations abroad) (9,035) (9,880) 844 -8.5% (8,865) (170) 1.9% ¹ Includes expenses from provisions for contingencies, credit card selling expenses, claims and other; 2 Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS. Quarterly Efficiency Ratio (%) Quarterly Risk-Adjusted Efficiency Ratio (%) Trailing 12-month Efficiency Ratio (%) Trailing 12-month Risk-Adjusted Efficiency Ratio (%) Itaú Unibanco Holding S.A. 18

Core Capital Ratio (Common Equity Tier I) Changes in the Core Capital Ratio in the 1Q16 Full application of Basel III rules │ March 31, 2016 1 Includes deductions of Goodwill, Intangible Assets (generated before and after October 2013), Tax Credits from Temporary Differences and Tax Loss, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies. 2 Includes the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts. This multiplier, which is at 10.1 nowadays, will be 12.5 in 2019. 3 Estimated impact based on preliminary information.4 Does not include any reversal of the complementary allowance for loan losses. Itaú Unibanco Holding S.A. 19

2016 Forecast Our forecast for 2016 was kept unchanged. Consolidated Brazil 1 Total Credit Portfolio 2 from -0.5% to 4.5% from -1.0% to 3.0% Financial Margin with Clients Growth of 2.0% to 5.0% Growth of 1.0% to 4.0% Provision for Loan Losses Net of Recovery of Loans Between R$22 billion and R$25 billion Between R$21 billion and R$24 billion Commissions and Fees 3 Growth of 6.0% to 9.0% Growth of 4.5% to 7.5% Non-Interest Expenses Growth of 5.0% to 7.5% Growth of 4.0% to 6.5% 1 Includes units abroad ex-Latin America; 2 Includes endorsements, sureties and private securities; 3 Service Fees (+) Income from Insurance, Pension Plan and Premium Bonds (-) Retained Claims (-) Selling Expenses with Insurance, Pension Plan and Premium Bonds. Note: The forecast does not include the effects of the CorpBanca’s transaction. Itaú Unibanco Holding S.A. 20

Stock Market Performance Market Capitalization (in R$ billions) Net Dividend Yield 1 Price/Earnings 2 Average Daily Trading Volume (in R$ millions) BM&FBOVESPA (Non-voting + Common) NYSE (ADR) 1 Dividends and Interest on Capital Distributed in the last 12 months of each period/average price of the non-voting shares on the first day of each period; 2 Source: Bloomberg (considered analysts expectations for the next 12 months, as of each date, and ITUB4 closing price). Itaú Unibanco Holding S.A. 21

1st quarter 2016 – Earnings Review Conference Call Eduardo Mazzilli de Vassimon Executive Vice-President, CFO (Chief Financial Officer) and CRO (Chief Risk Officer) Marcelo Kopel Investor Relations Officer